January 6, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Rice Energy Inc.

Registration Statement on Form S-1

Filed December 16, 2013

File No. 333-192894

Ladies and Gentlemen:

Set forth below are the responses of Rice Energy Inc. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 30, 2013, with respect to Registration Statement on Form S-1, File No. 333-192894, filed with the Commission on December 16, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 1 to our Registration Statement (“Amendment No. 1”) via EDGAR. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

General

1.	We note that the form of Amended and Restated Certificate of Incorporation filed as Exhibit 3.1 includes an exclusive forum provision. Please revise your prospectus to disclose the impact of such provision, if material.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see pages 50-51 and 143 of Amendment No. 1.

Executive Compensation, page 116

2.	We note your response to prior comment 3. Please revise your disclosure to provide examples of events that would cause cash distributions that could trigger payout with respect to the incentive units. For example, clarify whether the sale of your common stock by Natural Gas Partners could trigger payout.

Securities and Exchange Commission

January 6, 2014

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see pages 123-124 of Amendment No. 1.

Exhibits

3.	We are considering your response to prior comment 9 and may have further comment.

RESPONSE:

We acknowledge the Staff’s comment and will await the completion of the Staff’s review of the response.

*            *             *            *            *

Securities and Exchange Commission

January 6, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours, Rice Energy Inc.

By:	/s/ James W. Rogers
Name:	James W. Rogers
Title:	Vice President, Chief Accounting & Administrative Officer, Treasurer

Enclosures

cc:	Angie Kim (U.S. Securities and Exchange Commission)

Mark Wojciechowski (U.S. Securities and Exchange Commission)

Lily Dang (U.S. Securities and Exchange Commission)

John Hodgin (U.S. Securities and Exchange Commission)

Daniel J. Rice IV (Rice Energy Inc.)

Grayson T. Lisenby (Rice Energy Inc.)

William E. Jordan (Rice Energy Inc.)

Douglas E. McWilliams (Vinson & Elkins L.L.P.)

Matthew R. Pacey (Vinson & Elkins L.L.P.)

Gerald M. Spedale (Baker Botts L.L.P.)

Jason A. Rocha (Baker Botts L.L.P.)